SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934

                          For the month of April, 2006

                     CHINA PETROLEUM & CHEMICAL CORPORATION
                             A6, Huixindong Street,
                       Chaoyang District Beijing, 100029
                           People's Republic of China
                             Tel: (8610) 6499-0060

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                   Form 20-F  X               Form 40-F
                            -----                      -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

                            Yes           No  X
                               -----        -----

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

                                      N/A

This Form 6-K consists of:

The notice of continuing connected transaction and annual general meeting of China Petroleum & Chemical Corporation (the "Registrant") for the year 2005, made by the Registrant in English on April 21, 2006.

                                   SIGNATURE



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                       China Petroleum & Chemical Corporation



                                                              By: /s/ Chen Ge
                                                                  -----------

                                                                Name: Chen Ge

                                   Title: Secretary to the Board of Directors



Date: April 24, 2006

         THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ACTION

If you are in doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in China Petroleum & Chemical Corporation, you should at once hand this circular together with the accompanying form of proxy to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for delivery to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

This circular is solely for the purpose of providing shareholders with certain information in connection with an extraordinary general meeting of China Petroleum & Chemical Corporation and is not an offer to sell or a solicitation of an offer to buy any securities. Any sale of China Petroleum & Chemical Corporation's securities in the United States will be made only by means of a prospectus relating to such securities.

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                               [GRAPHIC OMITTED]

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
                              (Stock Code: 0386)


                       Continuing Connected Transactions

                     Independent financial adviser to the
                             Independent Directors


                               [GRAPHIC OMITTED]


-------------------------------------------------------------------------------

A letter from the independent Directors of China Petroleum & Chemical Corporation is set out on pages 18 to 19 of this circular. A letter from ICEA containing its advice to the independent Directors is set out on pages 20 to 30 of this circular.

A notice convening a general meeting of China Petroleum & Chemical Corporation to be held at Crowne Plaza Beijing - Park View Wuzhou, No. 8 North Si Huan Zhang Road, Chaoyang District, Beijing on 24 May 2006 at 9 a.m. is set out on pages 35 to 38 of this circular. Whether or not you are able to attend the meeting, please complete and return the enclosed form of proxy in accordance with the instructions printed thereon as soon as practicable and in any event not less than 24 hours before the time appointed for holding the meeting.

Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting or at any adjourned meeting should you so wish.

                                                                 21 April 2006


                                                          CONTENTS

                                                                                                                 Page

Definitions       .................................................................................................1

Letter from the Board

1.       Introduction .............................................................................................4

2        Continuing Connected Transactions ........................................................................5

         2.1      Background ......................................................................................5

         2.2      Historical figures and caps ....................................................................10

         2.3      Estimated cap amounts of the Continuing Connected Transactions .................................11

3.       The Listing Rules requirements...........................................................................15

4.       Reasons for the Continuing Connected Transactions .......................................................15

5.       Recommendation of the Board of Directors ................................................................16

6        Recommendation of the independent Directors .............................................................16

7.       General Meeting .........................................................................................16

8        General information .....................................................................................17

9.       Agreement Amendments ....................................................................................17

Letter from the Independent Board Committee ......................................................................18

Letter from ICEA  20

Appendix - General Information ...................................................................................31

Notice of Annual General Meeting .................................................................................35

                                  DEFINITIONS

In this circular, unless otherwise indicated in the context, the following expressions have the meaning set out below:


"Agency Agreement"                     the agency agreement dated 3 June 2000
                                       regarding the appointment of Sinopec
                                       Corp. as the exclusive sales agent of
                                       the Sinopec Group ethylene enterprises
                                       (as amended);

"Agreement                             Amendments" means the amendment of the
                                       term of the Mutual Supply Agreement to 3 years commencing from 1 January 2007 and the addition of sourcing of crude oil and natural gas, including crude oil and natural gas from overseas, as one of the products and services to be provided by the Sinopec Group under the Mutual
                                       Supply Agreement;

"associates"                           has the meaning ascribed to it in the HK
                                       Listing Rules;

"Board"                                the board of directors of Sinopec Corp.;

"Circular"                             Sinopec Corp.'s circular to its
                                       Shareholders dated 21 April 2006;

"Community                             Services Agreement" the community
                                       services agreement dated 3 June 2000 and the supplemental agreement dated 26
                                       September 2000 (as amended by the
                                       Continuing Connected Transactions
                                       Supplemental Agreement) regarding the
                                       provision of, inter alia, certain
                                       cultural, educational, hygiene and
                                       community services by the Sinopec Group
                                       to the Company;

"Company"                              Sinopec Corp. and its subsidiaries;

"Computer                              Software Licence Agreement" the computer
                                       software licence agreement dated 3 June
                                       2000 regarding the granting of licence
                                       by the Sinopec Group to the Company to
                                       use certain computer software of the
                                       Sinopec Group;

"Continuing Connected                  the transactions under the Exempted
   Transactions"                       Continuing Connected Transactions, the
                                       Non-Major Continuing Connected
                                       Transactions and the Major Continuing
                                       Connected Transactions;

"Continuing Connected Transactions     the agreement dated 31 March 2006
   Supplemental Agreement"             entered into between Sinopec Corp. (for
                                       itself and on behalf of its
                                       subsidiaries) and the Sinopec Group
                                       Company (for itself and on behalf of the members of the Sinopec Group) regarding the amendments of the terms of the Continuing Connected Transactions;

"Directors"                            the directors of Sinopec Corp.;

"Exempted Continuing Connected         the transactions contemplated under the
   Transactions"                       Intellectual Property Licence Agreement;

"General Meeting"                      the general meeting of Sinopec Corp. to
                                       be held on 24 May 2006 for Independent
                                       Shareholders of Sinopec Corp. to
                                       consider and to approve the Agreement
                                       Amendments, the Major Continuing
                                       Connected Transactions, the Non-Major
                                       Continuing Connected Transactions and
                                       the caps for the Major Continuing
                                       Connected Transactions;

"HK Listing Rules"                     the Rules Governing the Listing of
                                       Securities on the Stock Exchange;

"Hong Kong Stock Exchange"             The Stock Exchange of Hong Kong Limited;

"Independent Shareholders"             the shareholders of Sinopec Corp. other
                                       than Sinopec Group Company and its
                                       associates;

"Intellectual Property Licence         the Trademarks Licence Agreement, the
   Agreements"                         Computer Software Licence Agreement and
                                       the Patents and Proprietary Technology
                                       Licence Agreement;

"ICEA" ICEA Capital Limited, a corporation licensed under the Securities and Futures Ordinance to carry out Type 1 regulated activities (dealing in securities) and Type 6 regulated activities (advising on corporate finance);

"Land Use Rights Leasing               the land use rights leasing agreement
   Agreement"                          dated 3 June 2000 (as amended) regarding
                                       the leasing of certain land use rights
                                       by the Sinopec Group to the Company;

"Land Use Rights Leasing               the land use rights leasing agreement
   (Additional) Agreement"             dated 22 August 2003 regarding the
                                       leasing of certain land use rights by
                                       the Sinopec Group to the Company;

"Latest Practicable Date"              19 April 2006;

"Major Continuing Connected            the transactions relating to the sales
   Transactions"                       and purchases of the products and
                                       services under the Mutual Supply
                                       Agreement;

"Mutual Supply Agreement"              the mutual supply agreement dated 3 June
                                       2000 and the supplemental agreement
                                       dated 26 September 2000 (as amended)
                                       regarding the provision of a range of
                                       products and services from time to time
                                       (1) by the Sinopec Group to the Company;
                                       and (2) by the Company to the Sinopec
                                       Group;

"Non-Major Continuing Connected        the transactions relating to the
   Transactions"                       desposit of money under the Mutual
                                       Supply Agreement, the SPI Fund Document, the Land Use Rights Leasing Agreement, the Community Services Agreement and the Properties Leasing Agreement;

"Patents and Proprietary Technology    the patents and proprietary technology
   Licence Agreement"                  licence agreement dated 3 June 2000
                                       regarding the granting of licence by the Sinopec Group to the Company to use certain patents and proprietary technology of the Sinopec Group;

"Properties                            Leasing Agreement" the properties
                                       leasing agreement dated 3 June 2000 (as
                                       amended) regarding the leasing of
                                       certain properties by the Sinopec Group
                                       to the Company;

"RMB"                                  the lawful currency of the People's
                                       Republic of China;

"Shanghai Stock Exchange"              the Stock Exchange of Shanghai;

"Shareholders"                         the holder(s) of shares of Sinopec
                                       Corp.;

"Sinopec Corp."                        China Petroleum & Chemical Corporation,
                                       a joint stock limited company
                                       incorporated in the PRC with limited
                                       liability;

"Sinopec Group"                        Sinopec Group Company and its
                                       subsidiaries (other than the Company);

"Sinopec Group Company"                China Petrochemical Corporation, being
                                       the controlling shareholder of Sinopec
                                       Corp.;

"SPI Fund Document"                    a document jointly issued in 1997 by the
                                       Ministry of Finance and the ministerial
                                       level enterprise of the Sinopec Group
                                       Company and its associates before the
                                       industry reorganisation in 1998 (Cai
                                       Gong Zi [1997] No. 268) relating to the
                                       payment of insurance premium by Sinopec
                                       Corp. to the Sinopec Group Company.
                                       Under the SPI Fund Document, Sinopec
                                       Corp. is required to pay twice a year an insurance premium. Each time Sinopec
                                       Corp. shall pay 0.2% of the historical
                                       value of the fixed assets and the
                                       average month-end inventory value of the Company of the previous six months;
                                       after the Sinopec Group Company has
                                       received the premium from Sinopec Corp., the Sinopec Group Company will refund
                                       20% of the paid premium to Sinopec Corp.
                                       if Sinopec Corp. pays the semi-annual
                                       premium on time according to the SPI
                                       Fund Document ("Refund"). The Refund
                                       would be 17% of the paid premium if
                                       Sinopec Corp. failed to pay
                                       the semi-annual premium on time. The
                                       Refund shall be used by Sinopec Corp. in the following manner: 60% shall be used in dealing with accidents and potential risks and safety measures; 20% shall be used in safety education and training and 20% shall be used in preventing major accidents and potential risks and as awards to units and individuals who have made a special contribution to safety production;

"Trademarks                            Licence Agreement" the trademarks
                                       licence agreement dated 3 June 2000
                                       regarding the granting of licence by the Sinopec Group to the Company to use certain trademarks of the Sinopec Group.

                            LETTER FROM THE CHAIRMAN

                               [GRAPHIC OMITTED]

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
                               (Stock Code: 0386)

Executive Directors:                                  Registered Office:
Chen Tonghai                                          A6, Huixindong Street
Wang Jiming                                           Chaoyang District
Mou Shuling                                           Beijing, 100029
Zhang Jiaren                                          People's Republic of China
Cao Xianghong

Non-Executive Directors:
Liu Genyuan
Gao Jian
Fan Yifei

Independent Directors:
Chen Qingtai
Ho Tsu Kwok Charles
Shi Wanpeng
Zhang Youcai

Employees' representative Director:
Cao Yaofeng
                                                                 21 April 2006

To the Shareholders

Dear Sir or Madam,

                       Continuing Connected Transactions

1.    INTRODUCTION

      On 31 March 2006, Sinopec Corp. announced that it had entered into the Continuing Connected Transaction Adjustment Agreements and proposed to enter into the Continuing Connected Transactions with the Sinopec Group. The Agreement Amendments, the Major Continuing Connected Transactions, the Non-Major Continuing Connected Transactions and the caps for the Major Continuing Connected Transactions are subject to the approval of the Independent Shareholders.

      The purpose of this letter is to provide you with further information relating to the Continuing Connected Transactions proposed to be entered into by the Company and to seek your approval of the ordinary resolution set out in the notice of the General Meeting on pages 35 to 38 of this circular. The recommendation of the independent Directors to the Independent Shareholders is set out on pages 18 to 19 of this circular.

2.    CONTINUING CONNECTED TRANSACTIONS

2.1   Background

      On 24 December 2003, the Hong Kong Stock Exchange granted a waiver to Sinopec Corp. from strict compliance with the relevant requirements of the HK Listing Rules in respect of the Continuing Connected Transactions. Such waiver will expire on 31 December 2006. Please refer to the announcement and circular of Sinopec Corp. dated 28 October 2003 and 31 October 2003, respectively for the background and conditions of the waiver. The caps for the Continuing Connected Transactions granted under the waiver is set out in section 2.2 under "Letter from the Chairman" of this Circular. Sinopec Corp. has to date complied with the conditions of the waivers. Please refer to the annual reports of Sinopec Corp. for further details of its compliance.

      During preparation for its listing overseas, Sinopec Corp. and the Sinopec Group Company entered into a number of agreements in 2000 to govern and manage the Continuing Connected Transactions between them. These agreements include the Mutual Supply Agreement, the Community Services Agreement, the Land Use Rights Leasing Agreement, the Properties Leasing Agreement, the Intellectual Property Licence Agreements, the Agency Agreement and the SPI Fund Document. On 11 June 2001, as a result of the acquisition of Sinopec National Star Petroleum Company, additional Continuing Connected Transactions were contemplated and a continuing connected transactions adjustment agreement was entered into between Sinopec Corp. and Sinopec Group Company under which the terms of the Mutual Supply Agreement, the Community Services Agreement, the Agency Agreement, the Land Use Rights Leasing Agreement and the Properties Leasing Agreement were amended.

      Besides, due to Sinopec Corp.'s business expansion, the Company leased additional land with an area of approximately 50,000,000 square metres from the Sinopec Group. As such, Sinopec Corp. and the Sinopec Group Company entered into the Land Use Rights Leasing (Additional) Agreement on 22 August 2003. The annual rental was approximately RMB273 million. The agreement provides that the terms of the Land Use Rights Leasing Agreement shall be applicable to such lease. A waiver was then obtained by Sinopec Corp. from the Hong Kong Stock Exchange from strict compliance with the relevant requirements of the HK Listing Rules in respect of such connected transactions for an indefinite period. Please refer to the announcement of Sinopec Corp. dated 25 August 2003. As a result of the amendments to the HK Listing Rules in March 2004, the transactions under the Land Use Rights Leasing (Addition) Agreement, as the relevant percentage ratios of the size tests (other than the profits test) fall below 0.1%, are exempted from reporting, announcement and independent shareholders' approval requirements under rule 14A.33 of the HK Listing Rules.

      In addition, on 31 October 2004, as a result of the acquisition of the petrochemical, catalyst and gas station assets and the disposal of the downhole operation assets, Sinopec Corp. and the Sinopec Group Company entered into an adjustment agreement supplementing the Land Use Rights Leasing Agreement and Properties Leasing Agreement, and announced the increased cap for the transactions under the Land Use Rights Leasing Agreement in an announcement dated 1 November 2004.

      Morever, in respect of the Continuing Connected Transactions commencing from 1 January 2007, Sinopec Corp. and the Sinopec Group Company have entered into the Continuing Connected Transactions Supplemental Agreement on 31 March 2006, in which adjustments were made to the terms of certain agreements regarding Continuing Connected Transactions. Set out below are the summaries of the Continuing Connected Transactions Agreements (as adjusted) and the transactions contemplated thereunder:

      The Continuing Connected Transactions are summarised below:

      (1)   Mutual Supply Agreement

            On 3 June 2000, the Sinopec Group Company and Sinopec Corp. entered into the Mutual Supply Agreement which term commenced on 1 January 2000 and will be valid until terminated by the parties. Pursuant to the Continuing Connected Transactions Supplemental Agreement, the term of the Mutual Supply Agreement was amended to expire on 31 December 2009. The following transactions are contemplated under the Mutual Supply
      Agreement:

            (a) The products and services which are contemplated to be supplied by the Company, including: crude oil, natural gas, refined and petrochemcial products and by-products, semi-finished products, water, electricity, gas, heat, measurements quality inspection, provision of other related or similar products and services and guarantee.

            (b) The products and services which are contemplated to be acquired by the Company, including:

                  (i) Supply: steel, wood, cement, coal, wind, hydrogen, nitrogen, fresh water, chemical water, recycled water, electricity, steam, heat supply, materials and equipment parts, chemical raw materials, precious metals, the sourcing of crude oil and natural gas, including crude oil and natural gas from overseas(1) and other related or similar products and services.

1     This is added pursuant to the Connected Transactions Supplemental
      Agreement.

                  (ii) Storage and transportation: railway, vehicular transport, water transport, pipeline transmission, loading and unloading, wharves, warehousing and other related or similar services.

                  (iii) Ancillary production: well drilling, well surveying, well logging, exploration and development testing, technological research, communication, fire control, security guards, public security, chemical examination, material examination, information, pressure containers and pipelines inspection, metering inspection, computer services, equipment research, airports, feasibility study, design, construction, installation, production of electromechanical instruments, inspection and maintenance of equipment devices and electrical equipment meters, works supervision, environmental protection, repair and maintenance of roads, bridges and culverts and slope protection, flood control and other related or similar services.

                  (iv) Others: deposits and loans of finance companies, loan guarantees, acting as agent in the collection and payment of administrative services fees, labour services, asset leasing and other related or similar services.

            According to the Mutual Supply Agreement, the transactions conducted thereunder shall be priced in accordance with the following terms:

            (a)   government-prescribed price;

            (b) where there is no government-prescribed price but where there is government-guidance price, the government-guidance price will apply;

            (c) where there is neither a government-prescribed price nor a government-guidance price, the market price will apply; or

            (d) where none of the above is applicable, the price is to be agreed between the relevant parties for the provision of the above products or service, which shall be the reasonable cost incurred in providing the same plus 6% or less of such cost.

            The pricing mechanisms set out in (a) to (c) above are based on governmental or market levels. As to the pricing mechanism set out in (d) above, the Directors believe that the 6% margin set out therein is in line with the respective industries in the PRC market, accordingly, they are of the view that the pricing mechanisms are fair and reasonable and on normal commercial terms.

      (2)   Land Use Rights Leasing Agreement

            On 3 June 2000, Sinopec Group Company and Sinopec Corp. entered into the Land Use Rights Leasing Agreement which term commenced on 1 January 2000. According to the Land Use Rights Leasing Agreement, members of the Sinopec Group have agreed to lease to the Company certain parcels of land with an area of approximately 427,000,000 square metres. The parcels of land which will be leased will mainly be used for main production facilities, ancillary production facilities and certain petrol stations operated by Sinopec Corp.

            The land which will be leased can be divided into two types:

            (i) those which members of the Sinopec Group have land use rights certificates; and

            (ii) those which members of the Sinopec Group have obtained approval from the Ministry of Land and Resources evidencing their rights to lease the land to the Company.

            The rent payable under the Land Use Rights Leasing Agreement is based on factors including the area of the land involved and their location. According to the Land Use Rights Leasing Agreement, the rent may be reviewed every three years commencing from 2000 and any such revised rent shall not be higher than the prevailing market rent as confirmed by an independent valuer.

            Regarding authorised land for operation owned by members of the Sinopec Group, land for industrial use are leased to the Company for a term of 50 years and land for commercial use for 40 years. Regarding land over which members of the Sinopec Group have been granted land use rights with consideration, they are leased for a term up to the date of expiry of the respective land use rights certificates. The term of the lease in each case commenced from 1 January 2000. The Company may require members of the Sinopec Group to renew the term of the lease by giving notice to it twelve months before the expiry of the lease.

      (3)   Community Services Agreement

            On 3 June 2000, the Sinopec Group Company and Sinopec Corp. entered into the Community Services Agreements which term commenced on 1 January 2000 and will be valid until terminated by the parties. Pursuant to the Continuing Connected Transactions Supplemental Agreement, the term of the Community Services Agreement was amended to expire on 31 December 2009. The following services are contemplated to be acquired by the Company under the Community Services Agreement:

            (a) Culture, educational and hygiene services: education and training centres, cadre schools, technical universities, primary schools, secondary schools, technical schools, staff polytechnic schools, medical care and sanitation, culture and physical education, newspapers and magazines, broadcasting and television, printing and other related or similar services.

            (b) Community services: living services (including management centres), property management, environmental sanitation, greening, nurseries, kindergartens, sanatoriums, canteens, collective quarters, public transport, resignation and retirement management, settlement of land occupiers, re-employment service centres and other related or similar services.

            The Community Services Agreement has identical pricing mechansim for the Mutual Supply Agreement which is set out in section 2.1(1) above.

      (4)   Safety Production Insurance Fund (the "SPI Fund")

            With the approval of the Ministry of Finance, the Sinopec Group Company has established the SPI Fund. The SPI Fund currently provides insurance cover on a consolidated basis on certain assets used in the operations of the Company.

            Under the SPI Fund Document, Sinopec Corp. is required to pay twice a year an insurance premium amounting to 0.2% of the historical value of the fixed assets and the average month-end inventory value of the Company of the previous six months.

            After the receipt by Sinopec Group Company of the premium from Sinopec Corp., the Sinopec Group Company will refund 20% of the paid premium to Sinopec Corp. if Sinopec Corp. pays the semi-annual premium on time according to the SPI Fund Document ("Refund"). The Refund would equal to 17% of the paid premium if Sinopec Corp. fails to pay the semi-annual premium on time. The Refund shall be used by Sinopec Corp. in dealing with accidents and potential risks and safety measures, in safety education and training, in preventing major accidents and potential risks, and as rewards to units and individuals who have made a special contribution to safety production.

      (5)   Properties Leasing Agreement

            On 3 June 2000, the Sinopec Group Company and Sinopec Corp. entered into the Properties Leasing Agreement which term commenced on 1 January 2000. Properties which will be leased will mainly be used for ancillary production facilities, offices premises and petrol stations operated by the Company. Under the agreement, members of the Sinopec Group have agreed to lease to the Company certain properties with a gross floor area of approximately 2,608,000 square metres. The rent payable under the Properties Leasing Agreement is based on factors including the area of the properties involved, their location and the nature and purpose of use of the properties. The rent may be reviewed once a year and any revised rent shall not be higher than the prevailing market rent. Property taxes and land use fees in relation to the properties shall be borne by the Sinopec Group.

            The properties are leased by the Sinopec Group to the Company for a term of 20 years commencing from 1 January 2000.

            If Sinopec Group Company proposes to sell a property leased by the Company to a third party, Sinopec Corp. shall have a pre-emptive right to purchase such property under the same terms.

      (6)   Intellectual Property Licence Agreements

            Sinopec Corp. and the Sinopec Group Company entered into the Intellectual Property Licence Agreements on 3 June 2000. Each of the Intellectual Property Licence Agreements is for a term of 10 years commencing from 1 January 2000.

            While the above intellectual property rights are granted to the Company at no cost, Sinopec Corp. shall, before 31 December of each year, pay to the Sinopec Group Company all such expenses which Sinopec Group Company has paid in the relevant year according to the relevant laws and regulations for maintaining the validity of the relevant trademarks, patents and computer software.

      (7)   Agency Agreement

            On 3 June 2000, Sinopec Group Company, representing the ethylene enterprises, and Sinopec Corp. entered into the Agency Agreement which became effective on 1 January 2000 and continues until terminated by the parties. Sinopec Corp. is appointed as the exclusive agent for the sale of the products produced by the ethylene enterprises under the Agency Agreement. Sinopec Corp. will receive an agency fee which is equal to 0.2% to 1% of the amount of purchase price actually received by Sinopec Corp. Sinopec Corp. shall bear the expenses incurred in collecting payment for the purchases. As Sinopec Corp. has completed the acquisition of principal ethylene production business from the Sinopec Group, selling ethylene products of the Sinopec Group as agent is no longer required. Sinopec Corp. does not envisage any transactions will be conducted under the Agency Agreement which will trigger the reporting, announcement and independent shareholders' approval requirements under Chapter 14A of the HK Listing Rules.

2.2.  Historical figures and caps

      The historical figures and existing caps of the above Continuing Connected Transactions for the past three financial years are set out below:


                                                             Existing caps#
                                                              (Expressed in
                                                            monetary values
                                             Existing caps  using financial
                                             granted under  data of Sinopec
                                              the existing    Corp. for the
                                           waiver which is     period ended
                                          due to expire on      31 December
      Transactions                        31 December 2006            2005)           2003          2004          2005

      Mutual Supply Agreement
      (i)  annual expenditures of the     18% of the total       RMB137.829      RMB55.656     RMB61.086     RMB75.486
           Company for the purchase of           operating          billion        billion       billion       billion
           products and services                  expenses                        (13.57%)      (10.97%)       (9.86%)
           (except financial services)
           from the Sinopec Group

      (ii) annual revenues generated by   14% of the total       RMB115.236      RMB32.134     RMB42.771     RMB58.579
           the Company for the sale of           operating          billion        billion       billion       billion
           products and services                  revenues                         (7.16%)       (6.92%)       (7.12%)
           (except provision of
           guarantee) to the Sinopec
           Group

      (iii) the aggregate of the average       2.5% of the       RMB20.578       RMB4.039       RMB2.791      RMB2.605
           month-end balance of total            operating         billion        billion        billion       billion
           deposits and total amount of           revenues                        (0.91%)        (0.45%)       (0.32%)
           interest received in respect
           of these deposits

      Land Use Rights Leasing Agreement

      annual rental payable by the        RMB2.75 billion*                        RMB2.146      RMB2.447      RMB2.557
      Company                                                                      billion       billion       billion

      Community Services Agreement

      annual expenditures for the          2% of the total        RMB15.314       RMB1.783       RMB1.74       RMB1.79
         provision of products and               operating          billion        billion       billion       billion
         services by the Sinopec Group            expenses                         (0.43%)       (0.31%)       (0.23%)
         to the Company

      Safety Production Insurance Fund
         Document

      annual premium payable by the             The amount                          RMB762        RMB876        RMB999
         Company                          specified in the                         million       million       million
                                         SPI Fund Document

      Properties Leasing Agreement

      annual rental payable by the         RMB730  million                          RMB567        RMB567        RMB568
      Company                                                                      million       million       million

      Intellectual Property Licence
      Agreements

      annual payment by the Company         RMB35  million                            RMB9         RMB10         RMB10
                                                                                   million       million       million

      * The original cap was RMB2.15 billion. The cap was adjusted to RMB2.45 billion in November 2004. After aggregating the existing rent of RMB301 million under the Land Use Rights Leasing (Addition) Agreement, the cap is RMB2.75 billion. In relation to the adjustment in November 2004, please refer to the announcement of Sinopec Corp. dated 1 November 2004. Sinopec Corp. also proposes to increase the cap from RMB2.75 billion to RMB3.3 billion for the year 2006. Please refer to section 2.3(4) below for further details.

      #     The monetary amounts are for illustration only.

2.3   Estimated cap amounts of the Continuing Connected Transactions

      Sinopec Corp. estimates the annual caps for the applicable Continuing Connection Transactions for the years 2007 to 2009 to be as follows:

      Major Continuing Connected Transactions

      (1) Annual revenues under the Mutual Supply Agreement: The products and services sold by the Company to the Sinopec Group under the Mutual Supply Agreement principally consist of raw materials and petrochemical products such as crude oil, natural gas, refined oil products and petrochemical products. Over the past three years, international prices of raw materials such as crude oil have experienced significant fluctuation. The price of crude oil increased from over US$20 per barrel three years ago to the highest of over US$70 per barrel.

            The annual revenues received by the Company in respect of products and services provided to the Sinopec Group under the Mutual Supply Agreement from 2003 to 2005 were RMB32.134 billion, RMB42.771 billion and RMB58.579 billion, respectively, representing 7.16%, 6.92% and 7.12%, respectively, of the total operating revenues of Sinopec Corp. in the relevant period.

            Taking into account historical figures for the past three years and material uncertainties such as possible price fluctuation in raw materials and products such as crude oil, natural gas, refined oil products and petrochemical products in the next three years, possible changes in price control over refined oil products by the Chinese government and possible increase in the volume of procurement of crude oil by Sinopec Corp. for refineries of Sinopec Group Company, and in view of the revenues which might be generated by the Company through the provision of products and services to the Sinopec Group under the Mutual Supply Agreement, Sinopec Corp. is of the view that flexibility should be built into the cap for such transactions. The Company expects that the annual revenue which may be generated under the Mutual Supply Agreement can be maintained within 14% of the Company's total operating revenues for the years 2007 to 2009. In view of the historical acceptance of maintaining the cap at 14% of the total operating revenues by the Independent Shareholders and the market, Sinopec Corp. proposes that the cap for the revenues which may be generated from the the provision of products and services under the Mutual Supply Agreement for the years 2007 to 2009 shall be determined taking into account a percentage of the total operating revenues of the relevant year. However, in order to offer further protection to the Independent Shareholders and in view of the requirement of expressing the cap in monetary sums under the HK Listing Rules, Sinopec Corp. will comply with the cap in absolute monetary terms as set out below.

            The proposed caps for the transactions regarding the provision of products and services by Sinopec Corp. under the Mutual Supply Agreement are as follows:

            o    2007 - RMB131 billion

            o    2008 - RMB134.1 billion

            o    2009 - RMB136.2 billion

      (2)   Annual expenditures of the Company under the Mutual Supply
            Agreement: The product and services bought by the Company from the Sinopec Group under the Mutual Supply Agreement principally consist of certain ancillary raw materials and services required by the major operating business of Sinopec Corp.

            The annual expenditures in respect of products and services bought by Sinopec Corp. from the Sinopec Group under the Mutual Supply Agreement from 2003 to 2005 were RMB55.656 billion, RMB61.086 billion and RMB75.486 billion, respectively, representing 13.57%, 10.97% and 9.86%, respectively, of the total operating expenses of Sinopec Corp. in the relevant period.

            Taking into account historical figures for the past three years and material uncertainties such as possible price fluctuation in raw materials and products in the next three years, possible changes in price control over refined oil products by the Chinese government, possible increase of production volume of Sinopec Group Company's refineries and possible increase of Sinopec Corp.'s oil from PSC, and in view of the necessity of purchasing products and services from the Sinopec Group under the Mutual Supply Agreement for Sinopec Corp.'s continued operation, Sinopec Corp. is of the view that flexibility should be built into the caps for such transactions. The Company expects that the cap for the Mutual Supply Agreement can be maintained within 18% of the Company's total operating expenses for the years 2007 to 2009. In view of the historical acceptance of fixing the caps at 18% of the total operating expenses by the Independent Shareholders and the market, Sinopec Corp. proposes that the cap for the purchase of products and services under the Mutual Supply Agreement for the years 2007 to 2009 shall be determined taking into account a percentage of the total operating expenses of the relevant year. However, in order to offer further protection to the Independent Shareholders and in view of the requirement of expressing the cap in monetary sums under the HK Listing Rules, Sinopec Corp. will comply with the cap in absolute monetary terms set out below. The proposed caps for the purchase of products and services by Sinopec Corp. under the Mutual Supply Agreement are as follows:

            o    2007 - RMB147.6 billion

            o    2008 - RMB148.7 billion

            o    2009 - RMB152.8 billion

      Non-Major Continuing Connected Transactions

      (3) The total amount of deposits under the Mutual Supply Agreement: The average amount of deposits of the Company with the Sinopec Group's financial institutions under the Mutual Supply Agreement from 2003 to 2005 were RMB4.039 billion, RMB2.791 billion and RMB2.605 billion, respectively, representing 0.91%, 0.45% and 0.32%, respectively, of Sinopec Corp.'s total operating revenues of the relevant year.

            Sinopec Corp. is of the view that the Sinopec Group's financial institutions can generally offer more favourable terms and interest rates as compared to other financial institutions or banks. As such, Sinopec Corp. is of the view that provided the potential risks associated can be contained, depositing with the Sinopec Group's financial institutions on an continuing basis will bring commercial advantages and better returns to Sinopec Corp. and its shareholders as a whole. Taking into account historical figures, estimated cash flow situation of Sinopec Corp. in the future and the historical acceptance of fixing the caps at 2.5% of the total operating revenues by the Independent Shareholders and the market, Sinopec Corp. proposes that the average month-end balance of deposits with, and total amount of interest revenues from, the Sinopec Group's financial institutions under the Mutual Supply Agreement for the years 2007 to 2009 shall be determined taking into account a percentage of the total operating revenues of the relevant year. However, in order to offer further protection for the Independent Shareholders and in view of the requirement of expressing the cap in monetary sums under the HK Listing Rules, Sinopec Corp. will comply with the cap in absolute monetary terms set out below. The proposed cap for the transactions regarding the deposits with the Sinopec Group's financial institutions under the Mutual Supply Agreement are as follows:

            o    2007 - RMB5.5 billion

            o    2008 - RMB5.5 billion

            o    2009 - RMB5.5 billion

      (4) Land Use Rights Leasing Agreement: At present, the Company leases land use rights from the Sinopec Group under two agreements, namely the Land Use Rights Leasing Agreement and the Land Use Rights Leasing (Addition) Agreement. As the nature of these transactions are identical, Sinopec Corp. will combine the two into one category and, through amendments to the agreements, the Land Use Rights Leasing Agreement will also govern the transactions under the Land Use Rights Leasing (Addition) Agreement and the Land Use Rights Leasing (Addition) Agreement will be terminated. In 2005, the annual rent payable by the Company under the Land Use Rights Leasing Agreement (after the combination) was RMB2.557 billion. According to the Land Use Rights Leasing Agreement, the Sinopec Group Company may adjust the rent once every three years.

            Due to a substantial increase in land values in China as a result of the growing economy, rapid govermental policies reforms which restrict the use of state-owned land without payment, the level of rent paid by Sinopec Corp. at present is below market levels. After negotiations between Sinopec Corp. and Sinopec Group Company, as the continue use of the relevant land is crucial to the ongoing operation of the Company, Sinopec Corp. and Sinopec Group Company have agreed that the rent level for 2006 should be brought closer to market levels. To ensure that the rent payable by Sinopec Corp. for 2006 will remain to be on normal commercial terms, a PRC qualified property valuer, Beijing Zhongdi Real Estate Appraisal Co. Ltd, was appointed to value the adjusted rent and it has concluded that it is lower than market level of RMB11.31 per square meter which was determined using average land prices. Accordingly, Sinopec Corp. proposes that the cap for 2006 shall be adjusted to RMB3.3 billion. Also taking into account possible payment of additional rent as a result of potential business expansion, Sinopec Corp. estimates that the total annual rent payable under the Land Use Rights Leasing Agreement (including the rent previously included under the Land Use Rights Leasing (Addition) Agreement), and in respect of the land leased by the Sinopec Group to the subsidiaries of Sinopec Corp., will be RMB3.5 billion for each year from 2007 to 2009. The revised rent has been considered by a PRC qualified property valuer to be lower than the market value.

      (5) Community Services Agreement: The fees paid under the Community Services Agreement from 2003 to 2005 were RMB1.783 billion, RMB1.74 billion and RMB1.79 billion, respectively. Taking into account historical figures and possible increase in the costs of raw material and labour, Sinopec Corp. proposes that the annual cap for the Community Services Agreement from 2007 to 2009 shall be RMB2 billion, respectively.

      (6) SPI Fund Document: The premium paid under the SPI Fund Document from 2003 to 2005 were RMB762 million, RMB876 million and RMB 999 million, respectively. Taking into account historical figures and possible expansion of Sinopec Corp.'s operations, it is proposes that the annual cap for the SPI Fund Document from 2007 to 2009 shall be RMB1.25 billion, RMB1.4 billion and RMB1.55 billion, respectively.

      (7) Properties Leasing Agreement: The annual rent paid under the Properties Leasing Agreement from 2003 to 2005 were RMB567 million, RMB567 million and RMB568 million, respectively. Taking into account historical figures, Sinopec Corp. proposes to maintain an annual cap of RMB730 million for the rent payable under the Properties Leasing Agreement.

      Exempted Continuing Connected Transactions

      (8) Intellectual Property Licence Agreements: Based on historial figures, Sinopec Corp. estimates that the annual fee payable by the Company to the Sinopec Group under the Intellectual Property License

            Agreements will not exceed 0.1% of each of the percentage raios (other than the profit ratio). As such, the relevant transactions will be exempt from reporting, announcement and independent shareholders' approval requirements pursuant to the exemption for de minimis transactions under rule 14A.33 of the HK Listing Rules.

3.    THE LISTING RULES REQUIREMENTS

      As Sinopec Group Company is the holder of approximately 71.2% of the total issued shares of Sinopec Corp., it is a substantial shareholder and a connected person of Sinopec Corp. The Continuing Connected Transactions will constitute continuing connected transactions of Sinopec Corp. under the Listing Rules.

      Pursuant to rule 14A.34 of the HK Listing Rules, the annual amount of each of the transactions under 2.3(3) to (7) above (i.e. the Non-Major Continuing Connected Transactions) are less than 2.5% the percentage ratios (other than the profit ratio), and as such, the transactions in 2.3(4) to (7) above will be exempted from the Independent Shareholders approval requirement pursuant to rule 14A.34, and the transaction in 2.3(3) above will be exempted from independent shareholders' approval requirement pursuant to rule 14A.66, of the HK Listing Rules. Sinopec Corp. will still be subject to reporting and announcement requirements under Chapter 14A of the HK Listing Rules.

      The transactions under 2.3(1) to (2) above (i.e. Major Continuing Connected Transactions) will be subject to the reporting, announcement and Independent Shareholders approval requirements in accordance with rule 14A.35 of the HK Listing Rules.

4.    REASONS FOR THE CONTINUING CONNECTED TRANSACTIONS

      As the Sinopec Group Company and/or its associates have operated with the Company as an integrated organisation prior to the restructuring of the Sinopec Group Company and the establishment of Sinopec Corp., a number of internal transactions are being conducted every year. After the restructuring and the listing of the shares of Sinopec Corp. on the Hong Kong Stock Exchange, a number of transactions conducted or to be conducted between the Company and the Sinopec Group Company and/or its associates will constitute continuing connected transactions under the HK Listing Rules.

      The Continuing Connected Transactions of the Company are conducted in the ordinary and usual course of business of the Company. Such transactions will continue to be conducted on an arm's length basis and on terms that are fair and reasonable to the Company. Owing to the long-term co-operation relationship between the Company and the Sinopec Group and the advantages, good reputation and gigantic scale of the Sinopec Group in various aspects, the Board is of the opinion that the entering into of such transactions on an continuing basis is essential to the continuation of Sinopec Corp's business and will be beneficial to the Company as the Continuing Connected Transactions facilitate and will facilitate the business operation and growth of the Company and reduce the unnecessary risks which might incur during the course of operation.

5.    RECOMMENDATION OF THE BOARD OF DIRECTORS

      The Board (including the independent Directors) considers that the terms of each of the Continuing Connected Transactions are based on normal commercial terms, are fair and reasonable to its Independent Shareholders and each of the Continuing Connected Transactors is in the interests of Sinopec Corp. and the Shareholders as a whole.

6.    RECOMMENDATION OF THE INDEPENDENT DIRECTORS

      The Continuing Connected Transactions constitute continuing connected transactions of, Sinopec Corp. under the HK Listing Rules.

      ICEA has been appointed as an independent financial adviser to advise the independent Directors in respect of, amongst other things, the Major Continuing Connected Transactions. The independent Directors are Messrs. Chen Qingtai, Ho Tsu Kwok Charles, Shi Wanpeng and Zhang Youcai.

      The independent Directors, having taken into account the advice of ICEA, consider that the Major Continuing Connected Transactions and the Agreement Amendments are fair and reasonable so far as the Independent Shareholders are concerned and accordingly recommend the Independent Shareholders vote in favour of the ordinary resolutions which will be proposed at the General Meeting.

      The text of the letter from independent Directors is set out on pages 18 to 19 of this circular and the text of the letter from ICEA containing its advice is set out on pages 20 to 30 of this circular.

7.    GENERAL MEETING

      You will find on pages 35 to 38 of this circular a notice of the General Meeting to be held at Crowne Plaza Beijing - Park View Wuzhou, No. 8 North Si Huan Zhong Road, Chaoyang District, Beijing, PRC on 24 May 2006 at 9 a.m.

      A form of proxy for use in connection with the General Meeting has already been dispatched to shareholders. Whether or not you are able to attend the meeting, please complete and return the form of proxy in accordance with the instructions printed thereon as soon as practicable and in any event not less than 24 hours before the time appointed for holding the meeting. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting or at any adjourned meeting should you so wish.

      Sinopec Group Company and its associates will abstain from voting at the General Meeting.

      As the General Meeting will also be the annual general meeting of Sinopec Corp. for 2005, Sinopec Corp. believes more shareholders would be encouraged to participate at the meeting and would minimise adminstrative costs of Sinopec Corp. and avoid the inconvenience of convening a separate general meeting. Sinopec Corp. believes that information contained in this announcement and to be contained in the circular will be sufficient for Independent Shareholders to make an informed decision.

8.    GENERAL INFORMATION

      Your attention is drawn to the texts of the letter from the independent Directors and from ICEA containing their recommendations regarding, amongst other things, the Major Continuing Connected Transactions.

9.    AGREEMENT AMENDMENTS

      Rule 14A.35 of the HK Listing Rules provides that the duration of continuing connected transactions should generally be no more than 3 years. Accordingly, Sinopec Corp. and Sinopec Group Company have entered into the Continuing Connected Transactions Supplemental Agreement under which the duration of the Mutual Supply Agreement and the Community Services Agreement will be reduced to 3 years commencing from 1 January 2007. Incidentally, the parties have agreed to include the sourcing of crude oil and natural gas, including crude oil and natural gas from overseas, as one of the products and services to be provided by the Sinopec Group under the Mutual Supply Agreement.

      Under rule 14A.36 of the HK Listing Rules, the above amendments relating to the Mutual Supply Agreement (ie. the Agreement Amendments) will be subject to the approval of the Independent Shareholders.

                                                 By order of the Board
                                         China Petroleum & Chemical Corporation
                                                      Chen Tonghai
                                                        Chairman

                  LETTER FROM THE INDEPENDENT BOARD COMMITTEE

                               [GRAPHIC OMITTED]

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

                               (Stock Code: 0386)

Independent Directors
Chen Qingtai
Ho Tsu Kwok Charles
Shi Wanpeng
Zhong Youcai

                                                                 21 April 2006

To the Independent Shareholders

Dear Sir or Madam,

                       Continuing Connected Transactions

INTRODUCTION

      We refer to the circular (the "Circular") dated 21 April 2006 issued by Sinopec Corp. to its shareholders of which this letter forms part. Terms defined in the Circular shall have the same meanings when used in this letter, unless the context otherwise requires.

      We are writing to you to set out our recommendation whether or not the Major Continuing Connected Transactions and Agreement Amendments are fair and reasonable so far as the Independent Shareholders are concerned. The terms and the reasons for the Major Continuing Connected Transaction and Agreement Amendments are summarised in the letter from the Chairman set out on pages 4 to 17 of the Circular. In considering the fairness and reasonableness, the independent Directors have been advised by ICEA. You are strongly urged to read ICEA's letter to the independent Directors which is set out on pages 20 to 30 of this Circular.

RECOMMENDATION

      We have discussed with the management of Sinopec Corp. the reasons for Agreement Amendments and the Major Continuing Connected Transaction, the mechanism for the determination of the price for the Major Continuing Connected Transaction, the terms of thereof, and the basis upon which their terms have been determined. We have also considered the key factors taken into account by ICEA in arriving at its opinion regarding the terms of the Major Continuing Connected Transactions as set out in the letter from the Chairman on pages 4 to 17 of the Circular, which we urge you to read carefully.

      The independent Directors concur with the views of ICEA and consider that the terms of the Major Continuing Connected Transactions and the Agreement Amendments to be in the best interest of Sinopec Corp. and are fair and reasonable so far as the Independent Shareholders are concerned. Accordingly, the independent Directors unanimously recommend the Independent Shareholders vote in favour of the ordinary resolution relating to the matters set out in this Circular which is contained in the notice of the General Meeting at the end of the Circular.

                                Yours faithfully
Chen Qingtai     Ho Tsu Kwok Charles        Shi Wanpeng           Zhong Youcai
                             Independent Directors

                                LETTER FROM ICEA

The following is the text of the letter of advice to the independent Directors and the Independent Shareholders from ICEA in relation to the Continuing Connected Transactions for the purpose of incorporation in this circular.

                               [GRAPHIC OMITTED]

                                                               21 April 2006

To the independent Directors and the Independent Shareholders

Dear Sirs,

                       CONTINUING CONNECTED TRANSACTIONS

      We refer to our engagement as the independent financial adviser to advise the independent Directors and the Independent Shareholders with respect to the terms of Non-exempt Continuing Connected Transactions Agreements (as defined below) and the Major Continuing Connected Transactions and their relevant caps for each of the three years ending 31 December 2007, 2008 and 2009 between Sinopec Corp. and its associates. Pursuant to the HK Listing Rules, the Major Continuing Connected Transactions are subject to, among other things, the approval of the Independent Shareholders at general meeting of the Company. Details of the continuing connected transactions are summarized in the Circular to its Shareholders. This letter has been prepared for inclusion in the Circular and capitalized terms used in this letter shall have the same meaning as defined in the Circular unless the context otherwise requires.

      On 24 December 2003, the Hong Kong Stock Exchange granted a waiver to Sinopec Corp. from strict compliance with the relevant requirements of the HK Listing Rules in respect of the Continuing Connected Transactions. Such waiver will expire on 31 December 2006. Sinopec Corp. expects to continue the Continuing Connected Transactions after the expiry of the waiver. Please refer to the announcement and circular of Sinopec Corp. dated 28 October 2003 and 31 October 2003, respectively for the background and conditions of the waiver. On 31 March 2006, Sinopec Corp. and the Sinopec Group Company have entered into the Continuing Connected Transactions Supplemental Agreement. The Continuing Connected Transactions Supplemental Agreement made adjustments to the terms of certain agreements regarding the Continuing Connected Transactions. The adjustments will become effective on 1 January 2007.

      Our review will be limited to the non-exempt continuing connected transaction(s) subjected to Independent Shareholders' approval or non-exempt continuing connected transactions agreement(s) with the terms of which exceeded three years pursuant to Chapter 14A of the HK Listing Rules. The agreements under our review therefore include: (i) SPI Fund Document, (ii) the Mutual Supply Agreement (as amended), (iii) Land Use Rights Leasing Agreement (as amended), and (iv) Properties Leasing Agreement (as amended) (together known as the "Non-exempt Continuing Connected Transactions Agreements"). For all other continuing connected transactions agreements, including the Intellectual Property Licence Agreements, they are not within the scope of our work to opine on.

      On the other hand, our opinion on the non-exempt continuing connected transactions will be limited to the non-exempt continuing connected transactions subjected to Independent Shareholdersi| approval which exceed 2.5% of the applicable percentage ratios, which are the Major Continuing Connected Transactions. For all other continuing connected transactions, as they do not exceed 2.5% of the applicable percentage ratios, they are not within the scope of our work.

      We, ICEA, have been retained as the independent financial adviser to advise the independent Directors and the Independent Shareholders as to whether or not the terms of the Non-exempt Continuing Connected Transactions Agreements, and the Major Continuing Connected Transactions and their relevant caps are on normal commercial terms, in the ordinary and usual course of business, and are fair and reasonable and in the interest of the Company and its Shareholders as a whole.

      In formulating our recommendation, we have relied, without assuming any responsibility for independent verification, on the information, opinions and facts supplied and representations made to us by the Directors, who have assumed full responsibility for the accuracy of the information contained in the Circular, and that any information and representations made to us are true, accurate and complete in all material respects as at the date hereof and that they may be relied upon. We have no reason to doubt the truth, accuracy and completeness of the information and representation provided to us by the Company. We have discussed with the management of the Company regarding their plans and prospects of the Company. We have also relied on certain information available to the public and have assumed such information to be accurate and reliable, and we have not independently verified the accuracy of such information. We have studied the relevant market and other conditions and trends relevant to the pricing of the Major Continuing Connected Transactions. We have also assumed that statements and representations made or referred to in the Circular were accurate at the time they were made and continue to be accurate at the date of the Circular.

      We consider that we have reviewed sufficient information to reach an informed view in order to provide a reasonable basis for our advice. We have not, however, carried out any independent verification of the information provided to us nor have we conducted any form of independent in-depth investigation into the business affairs or assets and liabilities of Sinopec Corp., Sinopec Group Company, or any of their respective subsidiaries or associated companies. Additionally, we did not conduct any physical inspection of the properties or facilities of Sinopec Corp., Sinopec Group Company, or any of their respective subsidiaries or associated companies. It is not within our terms of engagement to comment on the commercial feasibility of the Major Continuing Connected Transactions, which remains the responsibility of the Directors. As the independent financial adviser to the independent Directors and the Independent Shareholders, we have not been involved in the negotiations in respect of the terms of the Major Continuing Connected Transactions. Our opinion with regard to the terms thereof has been made on the assumption that all obligations to be performed by each of the parties to the Major Continuing Connected Transactions will be fully performed in accordance with the terms thereof.

      Our opinion is necessarily based upon the financial, economic, market, regulatory, and other conditions as they exist on, and the facts, information, and opinions made available to us as of the date of this letter. We have no obligation to update this opinion to take into account events occurring after the date that this opinion is delivered to the independent Directors and the Independent Shareholders. This letter is for the information of the independent Directors and the Independent Shareholders solely in connection with their consideration of the Major Continuing Connected Transactions and, except for its inclusion in the Circular, is not to be quoted or referred to, in whole or in part, nor shall this letter be used for any other purpose, without our prior written consent.

PRINCIPAL FACTORS CONSIDERED

      In arriving at our opinion, we have taken into consideration the principal factors and reasons set out below. In reaching our conclusion, we have considered the results of the analyses in light of each other and ultimately reached our opinion based on the results of all analyses taken as a whole.

1.    NON-EXEMPT CONTINUING CONNECTED TRANSACTIONS AGREEMENTS

1.1   SPI Fund Document

      With the approval of the Ministry of Finance, the Sinopec Group Company has established the SPI Fund which currently provides insurance cover on a consolidated basis on certain assets used in the operations of the Company, effective on 1 January 1997.

      Under the SPI Fund Document, Sinopec Corp. is required to pay twice a year an insurance premium amounting to 0.2% of the historical value of the fixed assets and the average month-end inventory value of the Company of the previous six months.

      After the receipt by Sinopec Group Company of the premium from Sinopec Corp., the Sinopec Group Company will refund 20% of the paid premium to Sinopec Corp. if Sinopec Corp. pays the semi-annual premium on time according to the SPI Fund Document ("Refund"). The Refund would equal to 17% of the paid premium if Sinopec Corp. fails to pay the semi-annual premium on time. The Refund shall be used by Sinopec Corp. in dealing with accidents and potential risks and safety measures, in safety education and training, in preventing major accidents and potential risks, and awards to units and individuals who have made a special contribution to safety production.

      The establishment of the SPI Fund was approved by the State Council and the SPI Fund Document was issued by Ministry of Finance. The SPI Fund document is continued to be effective unless otherwise indicated by the State Council or Ministry of Finance. Any amendment or execution of supplemental agreement to the SPI Fund Document must be approved by the Ministry of Finance. It is impracticable to request the Ministry of Finance to renew the SPI Fund Document every three years in accordance with the requirement of the Listing Rules. As such, we are of the view that it is normal business practice for contracts similar to the SPI Fund Document with a term exceeds three years.

1.2   Mutual Supply Agreement (as amended)

      On 3 June 2000, the Sinopec Group Company and Sinopec Corp. entered into the Mutual Supply Agreement which term commenced on 1 January 2000 and will be valid until terminated by the parties. Pursuant to the Continuing Connected Transactions Supplemental Agreement, the term of the Mutual Supply Agreement was amended to for the three years ending 31 December 2009. Details of the transactions contemplated under the Mutual Supply Agreement (as amended) are set out in the Letter from the Chairman in this Circular.

      1.2.1       Basis for Pricing

            According to the Mutual Supply Agreement (as amended), the transactions under such agreement shall be priced in accordance with the following terms:

            (a)   government-prescribed price;

            (b) where there is no government-prescribed price but where there is government-guidance price will apply;

            (c) where there is neither a government-prescribed price nor a government-guidance price, the market price will apply; or

            (d) where none of the above is applicable, the price is to be agreed between the relevant parties for the provision of the above products or services, which shall be the reasonable cost incurred in providing the same plus not more than 6% of such costs.

            Based on the above, the priority is set from (a) to (d) such that the price mechanism in (b) to (d) would only apply where the preceding price mechanism(s) are inapplicable. Pricing mechanism (a) and (b) are based on government-prescribed price or government-guidance price; while
      (c) is based on market price, we are of the opinion that using government-prescribed price, government-guidance price or market price are the fair pricing mechanisms references as they are either under government direction or market forces. As such, we are of the opinion that price mechanism in (a) to (c) are fair and reasonable and in the interests of the Company and its Shareholders as a whole.

            As for price mechanism (d), the Company advised that no more than 6% margin respective to the categories of products stated above is what they believed to be the normal practice in the PRC across respective industries. Such margin has taken into account, among other things, the costs, selling expenses, administrative expenses and other miscellaneous expenses incurred for providing such products or services, as well as the margin required for providing such products and services.

            Based on our review on the published accounts of the Company, we noted that the net profit margin for the years ended 31 December 2001, 2002, 2003, 2004 and 2005 were approximately 5.3%, 5.0%, 4.6%, 5.5% and
      5.0% respectively, with an average over five years of approximately 5.08%. As the historical net profit margin of the Company averaged to 5.08%, which approximates the 6% margin in pricing mechanism (d) with immaterial variance, we are of the opinion that the 6% margin in pricing mechanism (d) is reasonable.

            Based on the above, we are of the opinion that the pricing mechanism of Mutual Supply Agreement (as amended) is fair and reasonable and in the interest of the Company and its Shareholders as a whole.

1.3   Land Use Rights Leasing Agreement (as amended)

      On 3 June 2000, Sinopec Group Company and Sinopec Corp. entered into the Land Use Rights Leasing Agreement which term commenced on 1 January 2000. According to the Land Use Rights Leasing Agreement, Sinopec Group Company agreed to lease certain parcels of land with an area of approximately 427,000,000 square metres. The parcels of land which will be leased will mainly be used for main production facilities, ancillary production facilities and certain petrol stations operated by Sinopec Corp.

      Regarding authorized land for operation owned by members of the Sinopec Group, land for industrial use are leased to the Company for a term of 50 years and land for commercial use for 40 years.

      We confirm that it is fair and reasonable and is normal business practice under the Land Use Rights Leasing Agreement (as amended) in relation to land use rights for a term of 40 to 50 years, based on the following reasons:

      o we have discussed with Beijing Zhongdi Huaxia Valuation Consultation Centre Company Limited, which they confirmed that it is normal business practice in the PRC to have land use rights leasing contracts of similar type with such duration. Beijing Zhongdi Huaxia Valuation Consultation Centre Company Limited is a professional property valuer incorporated in the PRC, and is a third party independent of the Company and its connected persons;

      o we believe the long lease term is to the benefit of the Company and would assist to minimize any potential disruption to the Company's business operations arising from the expiry of a short lease term;

      o certain assets of the Company are located on the lands leased from Sinopec Group, and the continued operation of such assets would depend on the Company's ability to occupy the relevant land;

      o according to the Land Use Rights Leasing Agreement (as amended), the rent may be reviewed every three years and such revised rent shall not be higher than the prevailing market rent as confirmed by an independent valuer; and

      o according to the Land Use Rights Leasing Agreement, the Company may, by giving six monthsi| written notice, terminate the lease of all or some of the leased lands.

1.4   Properties Leasing Agreement (as amended)

      On 3 June 2000, the Sinopec Group Company and Sinopec Corp. entered into the Properties Leasing Agreement which term commenced on 1 January 2000. Under the agreement, members of the Sinopec Group have agreed to lease to the Company certain properties with aggregate gross floor area of approximately 2,608,000 square metres. The rent may be reviewed once a year and any revised rent shall not be higher than the prevailing market rent. Property taxes and land use fees in relation to the properties shall be borne by the Sinopec Group. Properties which will be leased will mainly be used for ancillary production facilities, office premises and petrol stations operated by the Company.

      The properties are leased by the Sinopec Group to the Company for a term of 20 years commencing from 1 January 2000.

      We confirm that it is fair and reasonable and is normal business practice for Properties Leasing Agreement with a leasing term of 20 years, based on the following reasons:

      o we have discussed with Beijing Zhongdi Huaxia Valuation Consultation Centre Company Limited, which they confirmed that it is normal business practice in the PRC to have property leasing agreements of this type with such duration. Beijing Zhongdi Huaxia Valuation Consultation Centre Company Limited is a professional property valuer incorporated in the PRC, and is a third party independent of the Company and its connected persons;

      o we believe the long lease term is to the benefit of the Company and would help to minimize any potential disruption to the Company's business operations arising from the expiry of a short lease term;

      o certain assets of the Company are located on the buildings leased from Sinopec Group, and the continued operation of such assets would depend on the Company's ability to occupy the relevant buildings;

      o based on the Properties Leasing Agreement, the rent will be reviewed once a year and any such revised rent shall not be higher than the prevailing market rent; and

      o according to the Properties Leasing Agreement, the Company may, by giving six monthsi| written notice, terminate the lease of all or some of the leased properties.

2.    PROPOSED CAPS OF MAJOR CONTINUING CONNECTED TRANSACTIONS

      The table below sets out (i) the historical figures for the three years ended 31 December 2003, 2004 and 2005; (ii) annual caps under the existing waiver for 2005; and (iii) the proposed caps for each of the three years ending 31 December 2007, 2008 and 2009 of the Major Continuing Connected Transactions.


                                  Historical figures                                        Proposed caps
                                   (in RMB million)                                        (in RMB million)
                                                                 Annual caps
                                                                for year 2005
                                  For the years ended          (in RMB million)           For the years ending
                                      31 December                                              31 December
                                 2003         2004        2005                         2007          2008         2009

2.1   Annual                   55,656       61,086      75,486         137,829      147,600       148,700      152,800
      expenditures of                                              (18% of the
      the Company for                                                    total
      the purchase of                                                operating
      products and                                                 expenses in
      services (except                                                   2005)
      for financial
      services) from
      the Sinopec Group

2.2   Annual revenues          32,134       42,771      58,579         115,236      131,000       134,100      136,200
      generated by the                                             (14% of the
      Company for the                                                    total
      sale of products                                               operating
      and services                                                 revenue  in
      (except for                                                        2005)
      provision of
      guarantee) to the
      Sinopec Group


2.1 Annual expenditures of the Company for the purchase of products and services (except for financial services) from the Sinopec Group

      As mentioned in the Letter from the Chairman in this Circular, the products and services which are contemplated to be acquired by the Company under the Mutual Supply Agreement (as amended) include as follows:

      (i) Supply: steel, wood, cement, coal, wind, hydrogen, nitrogen, fresh water, chemical water, recycled water, electricity, steam, heat supply, materials and equipment parts, chemical raw materials, precious metals, the sourcing of crude oil and natural gas, including crude oil and natural gas from overseas and other related or similar products and services.

      (ii) Storage and transportation: railway, vehicular transport, water transport, pipeline transmission, loading and unloading, wharves, warehousing and other related or similar services.

      (iii) Ancillary production: well drilling, well surveying, well logging, exploration and development testing, technological research, communication, fire control, security guards, public security, chemical examination, material examination, information, pressure containers and pipelines inspection, metering inspection, computer services, equipment research, airports, feasibility study, design, construction, installation, production of electromechanical instruments, inspection and maintenance of equipment devices and electrical equipment meters, works supervision, environmental protection, repair and maintenance of roads, bridges and culverts and slope protection, flood control and other related or similar services.

      (iv) Others: deposits and loans of finance companies, loan guarantees, acting as agent in the collection and payment of administrative services fees, labour services, asset leasing and other related or similar services.

      As discussed with the Company, the proposed caps for the products and services (except for financial services which are less than 2.5% of the applicable percentage ratios) purchased by the Company from the Sinopec Group are determined with reference to:

      (i) The previous transactions conducted and transaction amounts in respect of products and services provided by the Sinopec Group to the Company.

      (ii) The possible price increase in raw materials and products in the next three years.

      (iii) The estimated growth in the demand of products and services from Sinopec Group as a result of business growth of the Company, including the increasing overseas business portion of the Sinopec Group.

      The Company has complied the above forecasts based on due and careful analysis of, among other things, certain global economic figures, regional economic figures, trend analysis of key industry trends in the PRC. We considered such analysis to be reasonable for determining future volume of relevant transactions.

      The Directors are of the view that the proposed caps will provide sufficient increment to the Company in meeting future demand and capture its expansion plan.

      Based on the Company's 2005 audited figures, the caps for 2005 was RMB137,829 million, equivalent to approximately 18% of the total operating expenses. We noted that the proposed caps for the years ending 31 December 2007, 2008 and 2009 (which are RMB147,600 million, 148,700 million and 152,800 million respectively) represents approximately 7.1%, 7.9% and 10.9% increment respectively when compared to the caps for 2005. Sinopec Group has extensive experience in supplying of key materials for the Company's production, providing storage and transportation services, and providing ancillary production services to the Company. Sinopec Group has, from time to time, update and optimize the existing technologies, products and processes to upgrade the products and services provided to the Company.

      Owing to the long-term co-operation relationship between the Company and the Sinopec Group and the advantages, good reputation and gigantic scale of the Sinopec Group in various aspects, the Board is of the opinion that the entering into of such transactions on an continuing basis is essential to the continuation of Sinopec Corp.'s business and will be beneficial to the Company as the transactions facilitate and will facilitate the business operation and growth of the Company and reduce the unnecessary risks which might incur during the course of operation. We consider that the purchase of products and services (except for financial services) of the Company from the Sinopec Group are necessary and essential to the Company and are in the interests of the Company and its Shareholders as a whole.

      We are of the view that, given the possible price increase of the raw materials supplies market in future years, possible increase in transportation price, the dominant position of the Company in the PRC, the long-term relationship between the Company and the Sinopec Group, and the strategic importance of the smooth operations of the Company, higher proposed caps compared to the historical figures can be justified. We are of the view that the proposed caps are fair and reasonable so far as the interests of the Company and its Shareholders as a whole.

2.2 Annual revenues generated by the Company for the sale of products and services (except for provision of guarantee) to the Sinopec Group

      As mentioned in the Letter from the Chairman in this Circular, the products and services which are contemplated to be supplied by the Company under the Mutual Supply Agreement (as amended), includes: crude oil, natural gas, refined and petrochemical products and by-products, semi-finished products, water, electricity, gas, heat, measurements quality inspection, provision of other related or similar products and services and guarantee.

      As discussed with the Company, the proposed caps of the sales of products and services (except provision of guarantee) by the Company to the Sinopec Group are determined by reference to:

      (i) The previous transactions conducted and transaction amounts in respect of products and services provided by the Company to the Sinopec Group.

      (ii) The volatility and uncertainties such as possible price increase in raw materials and products such as crude oil, natural gas, oil refinery and petrochemical products.

      (iii) The possible adjustment in pricing mechanism of petrochemical products by the Chinese government.

      (iv) With the increase of refinery capacity of the Sinopec Group, the amount of crude oil sales through the Company to the Sinopec Group will be increased.

      The Company has complied the above forecasts based on due and careful analysis of, among other things, certain global economic figures, regional economic figures, trend analysis of key industry trends in the PRC. We considered such analysis to be reasonable for determining future volume of relevant transactions.

      Based on the Company's 2005 audited figures, the caps for 2005 was RMB115,236 million, represented approximately 14% of the total operating revenue. We noted that the proposed caps for the years ending 31 December 2007, 2008 and 2009 (which are RMB131,000 million, 134,100 million and 136,200 million respectively) represents approximately 13.7%, 16.4% and 18.2% increment respectively when compared to the proposed caps for 2005. The Company has a dominant position in the petroleum and petrochemical industry in the PRC. Along with the fast paced business development of the Sinopec Group, the demand for products supplied by the Company is expected to increase significantly in future.

      Annual revenue generated by the Company for the sale of product and services (except for provision of guarantee) to the Sinopec Group for the three years ended 31 December 2003, 2004 and 2005 accounts for approximately 7.7%, 7.2% and 7.3% of the total revenue of the Company in respective years. In view of (i) the long-term co-operation relationship between the Company and the Sinopec Group; (ii) the sales volume to the Sinopec Group; and (iii) the fact that such transactions are in normal commercial terms,we consider that the entering into of such transactions on a continuing basis with Sinopec Group will generate stable income to the Company, and hence, will be beneficial to the Company and is in the interest of the Company and its Shareholders as a whole.

      We are of the view that, given the possible increase in energy price in future years, the substantial increase of energy demand in China, the possible change of pricing mechanism of petroleum products, and business growth of the Company and Sinopec Group, the proposed caps can be justified, and are fair and reasonable so far as the interests of the Company and its Shareholders as a whole.

3.    Annual review of non-exempt continuing connected transactions

      As discussed with the Company, the Company will comply with the annual review requirements of HK Listing Rules, in particular:

      (i) Each year the independent Directors will review the continuing connected transactions and confirm in the annual report that the transactions have been entered into:

            o     in ordinary and usual course of business of the Company;

            o either on normal commercial terms or, if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to the Company than terms available to or from (as appropriate) independent third parties; and

            o in accordance with the relevant agreement governing them on terms that are fair and reasonable and in the interests of the Shareholders as a whole; and

      (ii) Each year the auditors must provide a letter to the Directors (with a copy provided to Hong Kong Stock Exchange at least 10 business days prior to the bulk printing of the Company's annual report), confirming that the continuing connected transactions:

            o    have received the approval of the Directors;

            o are in accordance with the pricing policies of the Company if the transactions involve provision of goods or services by the Company;

            o have been entered into in accordance with the relevant agreement governing the transactions; and

            o have not exceeded the caps disclosed in the previous announcement(s).

      Based on the above, we are of the view that there are appropriate measures in place to monitor the non-exempt continuing connected transactions and protect the interest of the Company and its Shareholders as a whole.

4.    RECOMMENDATION

      Having considered the above principal factors and reasons, we consider that (i) the Major Continuing Connected Transactions are on normal commercial terms, in the ordinary and usual course of business, and fair and reasonable so far as the interest of the Company and its Shareholders as a whole; (ii) the proposed caps of the Major Continuing Connected Transactions are reasonably determined, and fair and reasonable so far as the interest of the Company and its Shareholders as a whole; (iii) entering into Major Continuing Connected Transactions is in the interest of the

Company and its Shareholders as a whole; and (iv) the Non-exempt Continuing Connected Transactions Agreements with duration longer than three years are normal business practices. As such, we recommend the Independent Shareholders vote in favour of the ordinary resolutions set out in the notice of General Meeting at the end of this Circular.

                                                       Yours faithfully,
                                                      For and on behalf of
                                                      ICEA Capital Limited
                                                          Fabian Shin
                                                       Executive Director

                          APPENDIX GENERAL INFORMATION

1.    RESPONSIBILITY STATEMENT

      This circular includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to Sinopec Corp. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2.    DISCLOSURE OF INTERESTS

      As of the Latest Practicable Date:

      (i) none of the directors, supervisors or senior management of Sinopec Corp. had any interest in any shares of Sinopec Corp.;

      (ii) none of the directors, supervisors and senior management of Sinopec Corp. had any interests or short positions in the shares, underlying shares of Sinopec Corp. or any associated corporations (as defined in Part XV of the SFO) which was recorded in the register required to be kept under section 352 of the SFO or otherwise notified to Sinopec Corp. and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies;

      (iii) Sinopec Corp. has not granted its Directors, chief executives or their respective spouses or children below 18 any rights to subscribe for its equity securities or debt securities;

      (iv) none of the Directors was materially interested in any contract or arrangement entered into by any member of the Company and which was significant in relation to the business of the Company taken as a whole;

      (v) none of the Directors or any professional advisers named in paragraph 9 of this Appendix had any direct or indirect interest in any assets which have been, since 31 December 2005, acquired or disposed of by or leased to any member of the Company, or are proposed to be acquired or disposed of by or leased to any member of the Company; and

      (vi) the Directors are not aware that any Director had, as at the Latest Practicable Date, any interest in any business which competes or is likely to compete, either directly or indirectly, with the business of the Company which would require disclosure under the HK Listing Rules.

3.    SUBSTANTIAL SHAREHOLDERS

      As at the Latest Practicable Date, the interests or short positions of substantial shareholders who are entitled to exercise or control the exercise of 10% or more of the voting power at any of Sinopec Corp.'s general meetings and other persons who are required to disclose their interests pursuant to Part XV of the SFO (including those who are entitled to exercise or control the exercise of 5% or more of the voting power at any of Sinopec Corp.'s general meetings, but excluding the Directors and Supervisors) in the shares and underlying shares of equity derivatives of Sinopec Corp. as recorded in the register required to be kept under Section 336 of the SFO are as follows:


      Information disclosed by the shareholders of H share according to the Securities and Futures Ordinance

                                                                                Number of share            Approximate
                                                                              interests held or  percentage of Sinopec
      Name of shareholders                      Nature                         regarded as held       Corp's interests
                                                                                                         (H share) (%)

      JPMorgan Chase & Co                       Beneficial owner                    139,831,090                0.83(L)
                                                Investment manager                  786,058,905                4.68(L)
                                                Custodian corporation               767,725,495             4.58(L)(P)

      Alliance Capital Management L.P.          Corporate interest                1,321,698,581                7.88(L)

      J.P. Morgan Chase & Co.                   Beneficial owner                     46,454,000                0.28(L)
                                                Investment manager                  634,707,194                3.78(L)
                                                Others                              347,184,277             2.07(L)(P)

      Citigroup Inc.                            Beneficial owner                    804,090,069                4.79(L)
                                                Beneficial owner                    676,796,537                4.03(S)
                                                Custodian corporation               138,266,059             0.82(L)(P)
                                                Security interest                       700,000               0.004(L)

      Note: (L): Long position, (S): Short position (P): Lending pool

4.    LITIGATION

      No member of the Company is engaged in any litigation or arbitration of material importance and there is no litigation or claim of material importance known to the Directors to be pending or threatened by or against any member of the Company.

5.    SERVICE CONTRACTS

      None of the Directors had entered into any service contract with Sinopec Corp. or any member of the Company (excluding contracts expiring or determinable by the employer within one year without payment of compensation (other than statutory compensation)).

6.    PROCEDURES FOR DEMANDING A POLL BY SHAREHOLDERS

      Pursuant to the articles of association of Sinopec Corp., a general voting shall be made at the shareholders meeting by a show of hands. However,
(i) chairman of the meeting, (ii) at least two shareholders or proxies of such shareholders with voting rights, and (iii) one or more shareholders including proxy or proxies of such shareholders accounting individually or jointly 10% or more of Sinopec Corp. shares with voting right(s), shall have the right to request for a voting by poll before or after a voting by show of hands.

      Issues concerning election of the chairman or suspension of a meeting shall be voted by poll. Other issues shall be voted by poll at the time to be decided by the chairman, and the meeting can go on with discussion of other matters. The result of such voting shall also be regarded as the resolution adopted at the meeting.

7.    MATERIAL ADVERSE CHANGE

      The Directors are not aware of any material adverse change in the financial or trading position of the Company since 31 December 2005, being the date of the latest published audited financial statements of Sinopec Corp.

8.    CONSENTS

      ICEA has given and have not withdrawn their respective written consents to the issue of this circular with the inclusion of their reports and letters (if any), as the case may be, and references to their names in the form and context in which they respectively appear.

      As at the Latest Practicable Date, ICEA did not have any shareholding in any member of the Company and it did not have any right, whether legally enforceable or not, to subscribe for or nominate persons to subscribe for securities of any member of the Company.

9.    QUALIFICATIONS OF EXPERTS

      The following are the qualifications of the professional advisers who have given opinions or advice contained in this circular:

      Names                                Qualifications
      ICEA Capital Limited                 a corporation licensed under the
                                           Securities and Futures Ordinance to
                                           carry out Type 1 regulated
                                           activities (dealing in securities)
                                           and Type 6 regulated activities
                                           (advising on corporate finance)

10.   MISCELLANEOUS

      (a) The Company Secretary is Mr. Chen Ge.

      (b) The registered office and head office of Sinopec Corp. is A6, Huixindong Street, Chaoyang District, Beijing 100029, PRC.

11.   DOCUMENTS AVAILABLE FOR INSPECTION

      Copies of the following documents will be available for inspection at the registered office of Sinopec Corp. at A6 Huixindong Street, Chaoyang District, Beijing 100029, PRC and the offices of Herbert Smith, 23rd Floor, Gloucester Tower, 11 Pedder Street, Central, Hong Kong during normal business hours on any business day from the date of this circular until 8 May 2006:

      1. The Mutual Supply Agreement

      2. The Land Use Rights Leasing Agreement

      3. The Community Services Agreement

      4. The Safety Production Insurance Fund Document

      5. The Properties Leasing Agreement

      6. The Land Use Rights Leasing (Additional) Agreement

      7. The Continuing Connected Transactions Supplemental Agreement

      8. The letter from ICEA to the independent Directors dated 21 April 2006

      9. The letter from the independent Directors to the Independent Shareholders dated 21 April 2006

                        NOTICE OF ANNUAL GENERAL MEETING

                               [GRAPHIC OMITTED]

 (a joint stock limited company incorporated in the People's Republic of China with limited liability)

                               (Stock Code: 0386)

               NOTICE OF ANNUAL GENERAL MEETING FOR THE YEAR 2005
                                   (REISSUE)

      NOTICE IS HEREBY GIVEN that the annual general meeting ("Annual General Meeting") of China Petroleum & Chemical Corporation ("Sinopec Corp.") for the year 2005 will be held at Crowne Plaza Beijing - Park View Wuzhou, No. 8 North Si Huan Zhong Road, Chaoyang District, Beijing, China on Wednesday, 24 May 2006 at 9:00 a.m. for the following purposes:

By way of ordinary resolutions:

1. To consider and approve the report of the 2nd Session of the Board of Directors of Sinopec Corp. (including the report of the Board of Directors of Sinopec Corp. for the year 2005).

2. To consider and approve the report of the 2nd Session of the Supervisory Committee of Sinopec Corp. (including the report of the Supervisory Committee of Sinopec Corp. for the year 2005).

3. To consider and approve the audited accounts and audited consolidated accounts of Sinopec Corp. for the year ended 31 December 2005.

4. To consider and approve Plan for Profit Appropriation and the Final Dividend of Sinopec Corp. for the year ended 31 December 2005.

5. To appoint the PRC and international auditors, respectively, of Sinopec Corp. for the year 2006 and to authorise the Board of Directors to determine their remuneration.

6. To elect the Third Session of the Board of Directors of Sinopec Corp. (including the independent non-executive directors). According to the Articles of Association of Sinopec Corp., election of the members of the Board of Directors will be by way of cumulative voting.

7. To elect the shareholder representative supervisors of the Third Session of the Supervisory Committee of Sinopec Corp.

8. To consider and approve the Service Contracts between Sinopec Corp. and Directors of the Third Session of the Board Directors and Supervisors of the Third Session of the Supervisory Committee (including emoluments provisions).

9. To consider and approve resolutions regarding continuing connected transactions for 2007 to 2009:

      Approve major continuing connected transactions, amendments of agreements, non-major continuing connected transactions and caps for major continuing connected transactions and authorise the Board of Directors of Sinopec Corp. to, at its discretion, take any other action or issue any other documents necessary to implement the major continuing connected transactions and supplemental agreements for connected transactions;

By Way of Special Resolutions:

10. To consider and approve resolutions regarding the proposed issuance of commercial paper:

      The issue as commercial paper based on prevailing market terms and compareable commercial papers issued in the PRC. The maximum amount of the commercial paper shall not exceed 10% of the latest audited amount of


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      the net assets at the time of the issue. The effective period of the approval shall commence from the date on which the resolution is approved at 2005 AGM by shareholders and end on the completion of the 2006 AGM. The Chairman shall be authorised to determine matters relevant to the issue of the commercial paper based on the needs of Sinopec Corp. and market conditions;

11. To approve the proposed amendments to the Articles of Association and its schedules of Sinopec Corp. and to authorise the Secretary to the Board of Directors to, on behalf of Sinopec Corp., deal with all applications, filings, registrations and recording relevant to the proposed amendments to the Articles of Association and its schedules.

      A shareholder of Sinopec Corp., China Petrochemical Corporation, has notified us that it is proposing to nominate an additional two persons as candidates for the Independent Non-executive Directors of Third Session of the Board of Directors by way of the proposal of supplemental resolutions in April 2006. To ensure that shareholders' rights will be preserved, the proxy form in relation to the election of the directors will be published by the Board of Directors at the time of announcing the supplemental resolutions proposed by China Petrochemical Corporation and dispatched to each of the H shareholder. Investors are reminded to pay attention to this.

                                                  By Order of the Board
                                          China Petroleum & Chemical Corporation
                                                         Chen Ge
                                           Secretary to the Board of Directors

Beijing, PRC, 21 April 2006

Notes:

1.    Eligibility for attending the Annual General Meeting

      Holders of Sinopec Corp.'s H Shares whose names appear on the register of members maintained by Hong Kong Registrars Limited and holders of domestic shares whose names appear on the domestic shares register maintained by China Securities Registration and Clearing Company Limited Shanghai Branch Company at the close of business on Monday, 24 April 2006 are eligible to attend the Annual General Meeting.

2.    Proxy

      (1) A member eligible to attend and vote at the Annual General Meeting is entitled to appoint, in written form, one or more proxies to attend and vote on its behalf. A proxy need not be a shareholder of Sinopec Corp.

      (2) A proxy should be appointed by a written instrument signed by the appointor or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the appointor, the power of attorney authorising that attorney to sign or the authorisation document(s) must be notarised.

      (3) To be valid, the power of attorney or other authorisation document(s) which have been notarised together with the completed form of proxy must be delivered, in the case of holders of domestic shares, to the registered address of Sinopec Corp. and, in the case of holder of H Shares, to Hong Kong Registrars Limited, not less than 24 hours before the time designated for holding of the Annual General Meeting.

      (4) A proxy may exercise the right to vote by a show of hands or by poll. However, if more than one proxy is appointed by a shareholder, such proxies shall only exercise the right to vote by poll.

3. Registration procedures for attending the Annual General Meeting

      (1) A shareholder or his proxy shall produce proof of identity when attending the meeting. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the Annual General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such persons to attend the meeting.

      (2) Holders of H Shares and domestic shares intending to attend the Annual General Meeting should return the reply slip for attending the Annual General Meeting to Sinopec Corp. on or before Thursday, 4 May 2006.

      (3) Shareholder may send the above reply slip to Sinopec Corp. in person, by post or by fax.

4.    Closure of Register of Members

      The register of members of Sinopec Corp. will be closed from Monday, 24 April 2006 to Wednesday, 24 May 2006 (both days inclusive).

5. Procedures for demanding a poll to vote on resolutions

      Subject to the rules of the stock exchanges to which the shares of Sinopec Corp. are listed, the following persons may demand a resolution to be decided on a poll, before or after a vote is carried out by a show of hands:


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      (1)   the chairman of the meeting;

      (2) at least two shareholders present in person or by proxy entitled to vote thereat; or

      (3) one or more shareholders present in person or by proxy and representing 10%o or more of all shares carrying the right to vote at the meeting singly or in aggregate.

      Unless a poll is demanded, a declaration shall be made by the chairman that a resolution has been passed on a show of hands. The demand for a poll may be withdrawn by the person who demands the same.

6. Resolution for approved by independent shareholders

      Resolution number 9 is a resolution which require the approval by independent shareholders under the Hong Kong Listing Rules. China Petrochemical Corporation and its associations (as defined under the Hong Kong Listing Rules) will abstain from voting.

7.    Other Business

      (1) The Annual General Meeting will not last for more than one working day. Shareholders who attend shall bear their own travelling and accommodation expenses.

      (2) The address of the Share Registrar of H Shares of Sinopec Corp., Hong Kong Registrars Limited is at:

            Rooms 17121716, 17th Floor
            Hopewell Centre
            183 Queen's Road East
            Hong Kong

      (3) The address of the Share Registrar for A Shares of Sinopec Corp., China Securities Registration and Clearing Company Limited Shanghai Branch Company is at:

            72 Pu Jian Road
            Pudong District
            Shanghai

      (4) The registered address of Sinopec Corp. is at:

            A6 Huixindong Street
            Chaoyang District
            Beijing 100029
            The People's Republic of China Telephone
            No.: (+86) 10 6499 0060
            Facsimile No.: (+86) 10 6499 0022


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